SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of October 2003

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



                      RYANAIR ANNOUNCES NEW ROUTE BETWEEN
                                LONDON and SPAIN
                    London - Reus-Barcelona from GBP19.99

Ryanair, Europe's No.1 low fares airlines, today (Thursday, 16 October 2003) announced a new twice-daily route between London and Reus-Barcelona, Spain with fares starting from GBP19.99 one-way including taxes. The daily flights will commence on 06th November 2003.

    Speaking in Reus-Barcelona today, Michael O'Leary, Chief Executive of Ryanair said:

        "Spain has long been the traditional stronghold of charter airlines but Ryanair's low fares have changed that.

        "Reus is our 2nd airport in Catalunya and we will carry 200,000 passengers on the new route in its 1st year of service, which will create 200 jobs in the local economy and give a huge boost to tourism to the country. Previously, to fly to London, passengers would have had drive to Barcelona to fly direct with Iberia but now they can fly direct from Reus with Ryanair and save 95% on what they would have paid.

        "Ryanair now operates 133 routes between 85 destinations and will carry almost 24 million passengers throughout Europe this year - 1.5m of which will be on our 2 Catalonian routes and 12 Spanish routes, delivering 1 million visitors to Catalunya and Spain combined.

        "Ryanair offers more routes, more destinations, more frequency, better punctuality and unbeatable passenger service which is why we continue to grow rapidly and are Europe's No. 1 low fares airline."

    The new Reus route starts on 20 November 03 and passengers can book online from today at www.ryanair.com.

                   Ryanair Passengers Save Over 90%

From London              Iberia           Ryanair           Saving
To Barcelona          GBP447.80         GBP 19.99              95%

1. London Heathrow to Barcelona.
   Tax inclusive fares as published on company websites on 14-10-03 for travel on 06-11-03

   Full details of fares and timetables available at www.ryanair.com.

ENDS     16TH October 2003

For Further Information:

For further information:

Sinead Finn                  Pauline McAlester

Ryanair                      Murray Consultants

Tel: + 00 44 1 279 666 214   Tel: + 353 1 4980300


Timetable

Flight From           To              Depart /  M    T    W    T    F    S   S
No.                                     Arrive

FR     London         Reus-Barcelona    0610 - 1    2    3    4    5    6    7
3842                                    0930

FR     London         Reus-Barcelona    1710 - 1    2    3    4    5    6    7
3848                                    2030

FR     Reus-Barcelon- London            1000 - 1    2    3    4    5    6    7
3843                                    1115

FR     Reus-Barcelona London            2055 - 1    2    3    4    5    6    7
3849                                    2210



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  16 October 2003

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director